Exhibit 99.1
Addendum
to the
Management Information Circular
of
Precision Drilling Trust
dated
April 7, 2010
Dated July 2, 2010
Reference is made to the Management Information Circular (the “Circular”) of Precision Drilling Trust (the “Trust”) dated April 7, 2010 relating to the annual and special meeting of the unitholders of the Trust and the exchangeable unitholders of Precision Drilling Limited Partnership held on May 11, 2010. The supplemental disclosure set forth in this Addendum is being provided at the request of the Alberta Securities Commission to supplement the Circular in order to ensure compliance with Item 7.2 of Form 51-102F5 — Information Circular. No securities regulatory authority has in any way passed upon the supplemental disclosure set forth herein.
The disclosure set forth on page 61 of the Circular under the heading “Other Matters to be Considered at the Meeting — Approval of the Appointment of the Board of Directors — Cease Trade Orders, Bankruptcies, Penalties or Sanctions” is supplemented by the addition of the following disclosure relating to Robert J.S. Gibson and Frederick W. Pheasey:
•	At the request of the shareholders and with the consent of the majority of creditors, Mr. Gibson became the sole director of 358427 Alberta Ltd. (“358427”) in 1995. 358427 was insolvent at the time of Mr. Gibson’s appointment as director. Mr. Gibson managed the liquidation of the assets of 358427 with the general consent of the creditors of 358427. In order to resolve a dispute relating to certain assets of 358427, a bankruptcy petition was filed with the consent of all interested parties. The dispute was subsequently resolved in 2005 by negotiation between the parties.

•	Mr. Gibson was a member of the board of directors of International Utility Structures Inc. (“IUSI”) from February 1994 until November 2003. In August 2003,IUSI was unable to make a scheduled interest payment on its senior subordinated notes and was declared in default of its debt obligations. IUSI obtained an order from the Court of Queen’s Bench of Alberta in October 2003 under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) for the purpose of restructuring its affairs in an orderly manner. A Chief Restructuring Officer was appointed for IUSI which proceeded to restructure IUSI’s business and affairs under CCAA protection.

•	Mr. Pheasey was a member of the board of directors of Global Dewatering Ltd. (“GDL”), the general partner of Global Dewatering Limited Partnership No. 1 (“GDLP”), as well as the largest unsecured and secured creditor of GDL and GDLP, when a trustee was appointed of the business of GDL and GDLP under the Bankruptcy and Insolvency Act (Canada) in order to maximize the recovery from work in progress and sell the business conducted by GDLP as a going concern. The trustee operated the business of GDLP from July 23, 2003 to August 10, 2003, following which the assets and operations of GDLP were turned over to a receiver-manager appointed by Mr. Pheasey as secured creditor.